GROUP

[redacted]

08000457

RECEIVED

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 24 January 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Enclosures

23 January 2008	Press release: Hypo Real Estate Bank International AG: Successful completion of €87 million financing for the construction of the Forum Liberec Shopping Centre, Czech Republic by Multi Development and Tesco.

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24 January 2008	Shareholding Disclosures: Disclosure pursuant to section 26 of the German Securities Trading Act - Perry Corp

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International AG: Successful completion of €87 million financing for the construction of the Forum Liberec Shopping Centre, Czech Republic by Multi Development and Tesco.

Munich / London, 23 January 2008: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has agreed to provide a development financing facility to a 50/50 joint venture between Multi Development (subsidiary of Multi Corporation) and Tesco. The facility is to finance the construction of the Forum Liberec shopping centre in the city centre of Liberec, Czech Republic. The transaction was completed on 18 January 2008.

Forum Liberec, which is well located in the city centre at "Soukenne namesti", is to be developed in two phases with the Tesco hypermarket providing the anchor tenant. Phase 1 is scheduled to open in spring 2009 with phase 2 in autumn 2010.

Liberec, with a population of 150,000 is the main city of North Bohemia, located approximately 100 km northeast of Prague and 25 km from the German and the Polish borders.

Commenting, Harin Thaker, CEO-Europe, Middle East & India - Hypo Real Estate Bank International, said: "We are delighted to provide a financing solution to an exciting joint venture between a developer as experienced as Multi and a retailer as strong as Tesco."

Commenting, Luurt van der Ploeg, CFO Multi Corporation, said: Forum Liberec will enable Multi to show one of its strengths, adding value to Liberec through this inner city redevelopment. A unique development in partnership with Tesco and supported by financing of Hypo Real Estate Bank International."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Multi Corporation

Multi Corporation is a leading company in Europe in the field of developing, owning and operating shopping centres, offices and mixed-use projects through its subsidiaries Multi Development, Multi Investment, Multi Asset Management and Multi Mall Management. Multi combines financial strength and investment capacity with its experience and proven track record as a developer of sustainable high quality projects. Multi is active in more than 20 European countries and has branches in 17 cities.

Shareholding Disclosures

24.01.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Perry Corp

WKN: 802 770
ISIN: DE 000 802 770 7

Pursuant to section 21 para 1 WpHG Perry Corp, 767 Fifth Avenue, 19th Floor, New York, NY 10153, USA ('Investment Manager') and Perry Capital UK LLP, 148 Old Park Lane, London, W1K 1QX, United Kingdom (Subadviser'), notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 23 January 2008 of the following:

'We, the Investment Manager, hereby inform you according to section 21 para 1 WpHG that on 17 January 2008 we have fallen below the threshold of 3% of voting rights in Hypo Real Estate Holding AG, Unsoeldstr. 2, D- 80538 Munich, Tel. + 49 (0) 89 20 30 07-0, Fax: + 49 (0) 89 20 30 07 -772 ('Issuer'). Henceforth, our share of voting rights in the Issuer now amounts to 1.407 % (corresponding 2,830,000). These are to be ascribed to us pursuant to sec. 22 paragraph 1, sentence 1, number 6 WpHG.

We, Perry Capital UK LLP, 148 Old Park Lane, London, W1K 1QX, United Kingdom ('Subadviser') hereby inform you that on the same date as set out above we have now fallen below the threshold of 3% of voting rights in the Issuer. Henceforth, our share of voting rights in the Issuer amounts to 1.407 % (corresponds 2,830,000). These are to be ascribed to us pursuant to sec. 22 paragraph 1, sentence 1, number 6 WpHG'.

Munich, 24 January 2008
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END